Exhibit 99.1
Mindray Announces Appointment of Ronald Ede as Group Vice
President of International Operations
-— Mr. Ede to Focus on Integration of Datascope’s Patient Monitoring Device
Business —
Shenzhen, China — June XX, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, announced today that Mr. Ronald Ede has been appointed Group Vice President of International Operations, effective June 25th, 2008. Mr. Ede’s primary responsibilities will be to oversee international operations, with an initial focus on Mindray’s integration of Datascope’s patient monitoring device business, which Mindray acquired in May, 2008.
Mr. Ede, 49, has served with distinction as an independent director on Mindray’s board and several committees since Mindray’s Initial Public Offering in September 2006. Mr. Ede will continue to serve on the board as a director but will not continue to serve on committees that require director independence.
“Mr. Ede has made a great contribution to our board and to our entire company over the past two years, and I am delighted that someone of his caliber has agreed to take on this important role,” commented Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Office. “The successful integration of Datascope’s patient monitoring device business is an integral part of our 2008 strategy. I am confident that Mr. Ede’s numerous years of management experience in international operations, particularly within the U.S., will allow him to help us realize the synergies that exist between Datascope and Mindray while expanding our presence in key markets such as North America and Europe.”
“I am very excited to begin leveraging both companies’ complementary assets,” added Mr. Ede. “I believe that Mindray’s world class R&D platform and leading market position in China, combined with the established U.S. and European sales and service organization that we acquired from Datascope will help transform Mindray into a true global player in the medical device market.”
Mr. Ede brings years of management experience from working in the US for various medical companies. Most recently, Mr. Ede’s experiences include being Chief Financial Officer for Asia Pacific for JDSU Corp., serving as a business development director and consultant to Ernst & Young, holding the position of director of Business Development Asia Pacific for ATL Ultrasound Inc. and Managing Director, Asia Pacific for SonoSite Inc. Mr. Ede received his bachelors of business administration degree from the University of Hawaii, and an MBA from the University of Washington.
Mr. Ede currently serves as the Audit Committee’s Chair, and as a member of the Compensation Committee and the Corporate Governance and Nominations Committee. As a result of Mr. Ede taking a management role, Mindray’s Board of Directors will not meet all of the director independence requirements of the NYSE. Mindray’s board is in active discussions with potential independent directors to cure these defects as soon as possible.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has sales and service offices internationally in Amsterdam, Istanbul, London, Mexico City, Moscow, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver.
For more information, please visit http://www.mindray.com.
Safe Harbor Statement
This press release contains forward-looking statements including those with respect to the success of acquisition integration, including Mindray’s ability to realize potential synergies and to expand into markets in Europe and the United States, and the ability to cure and defects in the company’s obligations to meet NYSE corporate governance obligations with respect to independence in the near future. These and the other forward-looking statements contained in this press release may not occur and actual results may differ materially. These statements are based on information available at the time they are made and are subject to a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond the company’s control. Factors that affect Mindray’s business operations and product development, as well as a further list and description of risks and uncertainties associated with Mindray’s business, are discussed in its reports filed with the Securities and Exchange Commission, including its most recent annual report on Form 20-F. All information provided in this press release is as of today, and Mindray undertakes no duty to update such information, except as required under applicable law.
For investor and media inquiries, please contact:
In the U.S.:
Evan Smith
Managing Director, FD
Tel: + 1 212-850-5606
Email: evan.smith@fd.com
John Capodanno
Senior Vice President, FD
Tel: + 1 212-850-5705
Email: mailto:john.capodanno@fd.com
In China:
May Li
Manager, Mindray Investor Relations
Direct line: + 86 755 2658 2518
Email: susan.du@mindray.com